Mail Stop 3561

April 12, 2010

Paul Gaynor
Chief Executive Officer
First Wind Holdings Inc.
179 Lincoln Street
Suite 500
Boston, MA 02111

> **Re: First Wind Holdings Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 26, 2010**
> **File No. 333-152671**

Dear Mr. Gaynor:

We reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Page references in this letter refer to the marked copy of registration statement provided to the staff.

The Reorganization and Our Holding Company Structure, page 7

1. We note your response to comment one in our letter dated February 24, 2010. However, on page 151 you refer to an individual who is a member of the board of management of First Wind Holdings, LLC. Therefore, please identify the members of this board and describe the functions that this board performs or provide us this information supplementally and explain why you believe this disclosure is not material to investors.

Risk Factors, page 15

We will be required to pay certain holders . . ., page 31

2. We note that you deleted disclosure quantifying the future aggregate payments under the tax receivable agreement, which you expect will be substantial. In order to provide the information investors need to assess the magnitude of the

risk, please add this disclosure back in this section and under the Tax Receivable Agreement section on page 161.

Business, page 95

How We Classify Our Projects, page 109

3. We reviewed your response to comment three in our letter dated February 24, 2010. Please footnote your table on page 92 to indicate that one Tier 1 project is not also a 2010 project and indicate the size of this project so that investors can reconcile your Tier 1 projects in this table with your 2010 Projects described starting on page 110 or tell us why it is not appropriate to do so.

Executive Compensation, page 127

Annual Cash Bonuses / Non-Equity Incentive Plans, page 131

4. Please disclose in greater detail how the first goal for 2009 was calculated. Refer to Instruction 5 to Item 402(b).

Long-Term Equity Incentive Compensation, page 134

5. We note your response to comment 9 in our letter dated February 24, 2010. Please expand your disclosure to explain how the amounts awarded to Messrs. Gaynor and Alvarez in 2008 were determined.

Description of Long-Term Incentive Plan, page 145

6. We note your additional disclosure under this heading regarding the issuance of stock options at the time the offering is completed. With a view toward disclosure, please tell us when your compensation committee expects to determine the number of stock options to be issued upon completion of the offering. Please also discuss any quantitative and qualitative factors the compensation committee has or, if known, will consider in determining the number of stock options to grant and the recipients of the stock option grants.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph A. Hall, Esq.
Davis Polk & Wardwell LLP
Via Facsimile